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As filed with the Securities and Exchange Commission on August 31, 2005

Registration Statement No. 333-124461

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PRE-EFFECTIVE
AMENDMENT NO. 1
TO

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INVERNESS MEDICAL INNOVATIONS, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	04-3565120 (I.R.S. Employer Identification No.)

51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453
(781) 647-3900
(Address, including zip code, and telephone number, including area code of
Registrant's principal executive offices)

Ron Zwanziger
Chairman, Chief Executive Officer and President
Inverness Medical Innovations, Inc.
51 Sawyer Road
Waltham, Massachusetts 02453
(781) 647-3900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jay McNamara, Esq.
Associate General Counsel
Inverness Medical Innovations, Inc.
51 Sawyer Road
Waltham, Massachusetts 02453
(781) 647-3900

        Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated August 31, 2005

PROSPECTUS

968,453 Shares

INVERNESS MEDICAL INNOVATIONS, INC.

Common Stock
(par value $0.001 per share)

        This prospectus relates to the offer and sale by the selling stockholder identified in this prospectus, and any of its pledgees, donees, transferees or other successors in interest, of up to an aggregate of 968,453 shares of common stock of Inverness Medical Innovations, Inc. We are filing the registration statement of which this prospectus is a part at this time to fulfill contractual obligations to do so, which we undertook at the time of the original issuance of the shares. We will not receive any of the proceeds from the sale of the common stock by the selling stockholder, but we are bearing the expenses of registration.

        Our common stock is listed on the American Stock Exchange under the symbol "IMA." On August 30, 2005, the last reported sale price of our common stock on the American Stock Exchange was $27.86.

        See "Risk Factors" beginning on page 3 for a discussion of certain factors that you should consider before you invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2005

        No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by our company or any other person.

        This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of common stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of our company or that information contained herein is correct as of any time subsequent to the date hereof.

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PROSPECTUS SUMMARY

        This summary only highlights the more detailed information appearing elsewhere in this prospectus or incorporated herein by reference. As this is a summary, it may not contain all information that is important to you. You should read this entire prospectus carefully before deciding whether to invest in our common stock.

        This prospectus contains forward-looking statements. You should read the explanation of the qualifications and limitations on such forward-looking statements on page 18 of this prospectus. You should also carefully consider the various risk factors beginning on page 3 of this prospectus, which risk factors may cause our actual results to differ materially from those indicated by such forward-looking statements. You should not place undue reliance on our forward-looking statements.

        Unless the context otherwise requires, all references to "we," "us," "our company" or "the Company" in this prospectus refer collectively to Inverness Medical Innovations, Inc., a Delaware corporation, and its subsidiaries, and their respective predecessor entities for the applicable periods, considered as a single enterprise.

About Inverness Medical Innovations, Inc.

        We are a leading global developer, manufacturer and marketer of in vitro diagnostic products for the over-the-counter pregnancy and fertility/ovulation test market and the professional rapid diagnostic test market. Our business is organized into three reportable segments, consumer diagnostic products, professional diagnostic products and vitamins and nutritional supplements. Through our consumer diagnostic products segment, we hold a leadership position in the worldwide over-the-counter pregnancy and fertility/ovulation test market. We sell our pregnancy and fertility/ovulation test products in the premium branded sector, the value branded sector and the private label sector. Through our professional diagnostics segment, we develop, manufacture and market an extensive array of innovative rapid diagnostic test products and other in vitro diagnostic tests to medical professionals and laboratories for detection of infectious diseases, drugs of abuse and pregnancy. We also manufacture and market a variety of vitamins and nutritional supplements under our brands and those of private label retailers primarily in the U.S. consumer market. We have grown our businesses by leveraging our strong intellectual property portfolio and making selected strategic acquisitions. Our consumer and professional diagnostic products are sold in approximately 90 countries through our direct sales force and an extensive network of independent global distributors.

        Inverness Medical Innovations, Inc. is a Delaware corporation. Our principal executive offices are located at 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453 and our telephone number is (781) 647-3900. Our website is http://www.invernessmedical.com. The information found on our website is not part of this prospectus. Our common stock is listed on the American Stock Exchange under the symbol "IMA."

The Offering

        This prospectus relates to up to 968,453 shares of our common stock that may be offered for sale by the selling stockholders. The shares covered by this prospectus were issued in private placements conducted in connection with a merger by which we acquired all of outstanding common stock of Ischemia Technologies, Inc. on March 16, 2005.

        We are registering the common stock covered by this prospectus in order to fulfill our contractual obligations to do so, which we undertook at the time of the original issuance of the shares. Registration of the common stock does not necessarily mean that all or any portion of such stock will be offered for sale by the selling stockholders.

        We have agreed to bear the expenses of the registration of the common stock under federal and state securities laws, but we will not receive any proceeds from the sale of any common stock offered under this prospectus.

Plan of Distribution

        The selling stockholders may sell the securities through agents or dealers, directly to one or more individuals, institutional or other purchasers or through any combination of these methods of sale. The distribution of the securities may be effected in one or more transactions at market prices then prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. See "Plan of Distribution" beginning on page 24.

RISK FACTORS

        The risks described below may materially impact your investment in our company or may in the future, and, in some cases already do, materially affect us and our business, financial condition and results of operations. You should carefully consider these factors, as well as the risk factors identified from time to time in our periodic filings with the Securities and Exchange Commission, in connection with any investment in our securities. This section includes or refers to certain forward-looking statements; you should read the explanation of the qualifications and limitations on such forward-looking statements beginning on page 18 of this prospectus.

Our business has substantial indebtedness, which could, among other things, make it more difficult for us to satisfy our debt obligations, require us to use a large portion of our cash flow from operations to repay and service our debt or otherwise create liquidity problems, limit our flexibility to adjust to market conditions, place us at a competitive disadvantage and, to the extent that we opt to borrow additional amounts under the revolving portion of our senior credit facility, expose us to interest rate fluctuations.

        We currently have, and we will likely continue to have, a substantial amount of indebtedness. As of August 3, 2005, we had approximately $177.4 million in aggregate principal indebtedness outstanding, of which $7.4 million is secured indebtedness, and $75 million of additional borrowing capacity under the revolving portions of our credit facilities. In addition, subject to restrictions in our credit facilities and the indenture governing our $150 million in outstanding 8 3/4% senior subordinated notes, or the senior subordinated notes, we may incur additional indebtedness. For the quarter ended June 30, 2005, and for the years ended December 31, 2004 and 2003, we recorded $4.9 million, $22.1 million and $9.7 million, respectively, of interest expense related to our indebtedness, which included $0.1 million, $4.2 million and $1.0 million, respectively, in non-cash interest primarily related to amortization of debt origination costs.

        Our substantial indebtedness could affect our future operations in important ways. For example, it could:

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  make it more difficult to satisfy our obligations under the senior subordinated notes, our credit facilities and our other debt-related instruments;

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  require us to use a large portion of our cash flow from operations to pay principal and interest on our indebtedness, which would reduce the amount of cash available to finance our operations and other business activities and may require us, in order to meet our debt service obligations, to delay or reduce capital expenditures or the introduction of new products and/or forego business opportunities, including acquisitions, research and development projects or product design enhancements;

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  limit our flexibility to adjust to market conditions, leaving us vulnerable in a downturn in general economic conditions or in our business and less able to plan for, or react to, changes in our business and the industries in which we operate;

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  impair our ability to obtain additional financing;

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  place us at a competitive disadvantage compared to our competitors that have less debt; and

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  expose us to fluctuations in the interest rate environment with respect to our indebtedness that bears interest at variable rates, such as indebtedness under our senior credit facility.

        We expect to obtain the money to pay our expenses and to pay the principal and interest on the senior subordinated notes, our senior credit facility and our other debt from cash flow from our operations and from additional loans under our senior credit facility, subject to continued covenant compliance. Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets in which we operate and pressure from competitors. We cannot be certain that our cash flow will be sufficient to allow us to pay principal and interest on our debt and meet our other obligations. If our cash flow and capital resources prove inadequate, we could face substantial liquidity problems and might be required to dispose of material assets or operations, restructure or refinance our debt, including the notes, seek additional equity capital or borrow more money. We cannot guarantee that we will be able to do so on terms acceptable to us. In addition, the terms of existing or future debt agreements, including the credit agreement governing our senior credit facility and the indenture governing the senior subordinated notes, may restrict us from adopting any of these alternatives.

We have entered into agreements governing our indebtedness that subject us to various restrictions that may limit our ability to pursue business opportunities.

        The agreements governing our indebtedness, including the credit agreement governing our senior credit facility and the indenture governing the senior subordinated notes, subject us to various restrictions on our ability to engage in certain activities, including, among other things, our ability to:

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  incur additional indebtedness;

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  pay dividends or make distributions or repurchase or redeem our stock;

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  acquire other businesses;

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  make investments;

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  make loans to or extend credit for the benefit of third parties or our subsidiaries;

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  enter into transactions with affiliates;

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  raise additional capital;

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  make capital or finance lease expenditures;

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  dispose of or encumber assets; and

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  consolidate, merge or sell all or substantially all of our assets.

        These restrictions may limit our ability to pursue business opportunities or strategies that we would otherwise consider to be in our best interests. In particular, all acquisitions of other businesses, other than very small acquisitions, will require us to obtain our lenders' consent under our senior credit facility. We have been required to obtain, and have obtained, our lenders' consent under our senior credit facility in order to complete our acquisitions of the Wampole Division of MedPointe Inc., or Wampole, Ostex International, Inc., or Ostex, Applied Biotech, Inc., or ABI, the rapid diagnostics business that we acquired from Abbott Laboratories in 2003, or the 2003 Abbott rapid diagnostics business, Ischemia Technologies, Inc., or Ischemia, Binax Inc., or Binax and the Determine®/DainaScreen® business that we acquired from Abbott Laboratories in 2005, or the Determine business.

Our senior credit facilities contain certain financial covenants that we may not satisfy which, if not satisfied, could result in the acceleration of the amounts due under our credit facilities and the limitation of our ability to borrow additional funds in the future.

        As of August 3, 2005, we had approximately $5.0 million of indebtedness outstanding under our senior credit facility and approximately $75.0 million of additional borrowing capacity thereunder. The agreements governing this facility subject us to various financial and other covenants with which we must comply on an ongoing or periodic basis. These include covenants pertaining to fixed charge coverage, capital expenditures, various leverage ratios, minimum EBITDA and minimum cash requirements. If we violate any of these covenants, there may be a material adverse effect on us. Most notably, our outstanding debt under our senior credit facility could become immediately due and payable, our lenders could proceed against any collateral securing such indebtedness, and our ability to borrow additional funds in the future may be limited.

A default under any of our agreements governing our indebtedness could result in a default and acceleration of indebtedness under other agreements.

        The agreements governing our indebtedness, including our senior credit facility and the indenture governing the senior subordinated notes, contain cross-default provisions whereby a default under one agreement could result in a default and acceleration of our repayment obligations under other agreements. If a cross-default were to occur, we may not be able to pay our debts or borrow sufficient funds to refinance them. Even if new financing were available, it may not be on commercially reasonable terms or terms that are acceptable to us. If some or all of our indebtedness is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected.

We may not be able to satisfy our debt obligations upon a change of control, which could limit our opportunity to enter into a change of control transaction.

        Upon the occurrence of a "change of control," as defined in the indenture governing the senior subordinated notes, each holder of our senior subordinated notes will have the right to require us to purchase the notes at a price equal to 101% of the principal amount, together with any accrued and unpaid interest. Our failure to purchase, or give notice of purchase of, the senior subordinated notes would be a default under the indenture, which would in turn be a default under our senior credit facility. In addition, a change of control may constitute an event of default under our senior credit facility. A default under our senior credit facility would result in an event of default under our 10% subordinated notes and, if the lenders accelerate the debt under our senior credit facility, the indenture governing the senior subordinated notes, and may result in the acceleration of any of our other indebtedness outstanding at the time. As a result, if we do not have enough cash to repay all of our indebtedness or to repurchase all of the senior subordinated notes, we may be limited in the change of control transactions that we may pursue.

Our acquisitions may not be profitable, and the integration of these businesses may be costly and difficult and may cause disruption to our business.

        We have, since commencing activities in November 2001, acquired and we have attempted to integrate, or we are in the process of integrating, into our operations Unipath Limited and its associated companies and assets, or the Unipath business, IVC Industries, Inc. (now doing business as Inverness Medical Nutritionals Group, or IMN), Wampole, Ostex, ABI, the 2003 Abbott rapid diagnostics business, Ischemia, Binax and the Determine business. We have also made a number of smaller acquisitions. The ultimate success of all of our acquisitions depends, in part, on our ability to realize the anticipated synergies, cost savings and growth opportunities from integrating these businesses or assets into our existing businesses. However, the successful integration of independent businesses or assets is a complex, costly and time-consuming process. The difficulties of integrating companies and acquired assets include among others:

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  consolidating manufacturing and research and development operations, where appropriate;

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  integrating newly acquired businesses or product lines into a uniform financial reporting system;

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  coordinating sales, distribution and marketing functions;

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  establishing or expanding manufacturing, sales, distribution and marketing functions in order to accommodate newly acquired businesses or product lines;

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  preserving the important licensing, research and development, manufacturing and supply, distribution, marketing, customer and other relationships;

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  minimizing the diversion of management's attention from ongoing business concerns; and

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  coordinating geographically separate organizations.

        We may not accomplish the integration of our acquisitions smoothly or successfully. The diversion of the attention of our management from our current operations to the integration effort and any difficulties encountered in combining operations could prevent us from realizing the full benefits anticipated to result from these acquisitions and adversely affect our other businesses. Additionally, the costs associated with the integration of our acquisitions, including our costs associated with the integration of the operations of ABI, the 2003 Abbott rapid diagnostics business, Binax, Ischemia and the Determine business can be substantial. To the extent that we incur integration costs that are not anticipated when we finance our acquisitions, these unexpected costs could adversely impact our liquidity or force us to borrow additional funds. Ultimately, the value of any business or asset that we have acquired may not be greater than or equal to its purchase price.

If we choose to acquire or invest in new and complementary businesses, products or technologies instead of developing them ourselves, such acquisitions or investments could disrupt our business and, depending on how we finance these acquisitions or investments, could result in the use of significant amounts of cash.

        Our success depends in part on our ability to continually enhance and broaden our product offerings in response to changing technologies, customer demands and competitive pressures. Accordingly, from time to time we may seek to acquire or invest in businesses, products or technologies instead of developing them ourselves. Acquisitions and investments involve numerous risks, including:

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  the inability to complete the acquisition or investment;

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  disruption of our ongoing businesses and diversion of management attention;

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  difficulties in integrating the acquired entities, products or technologies;

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  difficulties in operating the acquired business profitably;

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  difficulties in transitioning key customer, distributor and supplier relationships;

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  risks associated with entering markets in which we have no or limited prior experience; and

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  unanticipated costs.

        In addition, any future acquisitions or investments may result in:

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  issuances of dilutive equity securities, which may be sold at a discount to market price;

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  use of significant amounts of cash;

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  the incurrence of debt;

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  the assumption of significant liabilities;

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  unfavorable financing terms;

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  large one-time expenses; and

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  the creation of certain intangible assets, including goodwill, the write-down of which may result in significant charges to earnings.

        Any of these factors could materially harm our business or our operating results.

If goodwill and/or other intangible assets that we have recorded in connection with our acquisitions of other businesses become impaired, we could have to take significant charges against earnings.

        In connection with the accounting for our acquisitions of the Unipath business, Wampole, Ostex, ABI, the 2003 Abbott rapid diagnostics product lines, Binax, Ischemia and the Determine business, we have recorded, or expect to record, a significant amount of goodwill and other intangible assets. Under current accounting guidelines, we must assess, at least annually and potentially more frequently, whether the value of goodwill and other intangible assets has been impaired. Any reduction in or impairment of the value of goodwill or other intangible assets will result in a charge against earnings which could materially adversely affect our reported results of operations in future periods.

We could experience significant manufacturing delays, disruptions to our ongoing research and development and increased production costs if Unilever is unable to successfully assign or sublease to us the lease for the multi-purpose facility that we currently use in Bedford, England.

        One of our primary operating facilities is located in Bedford, England. The Bedford facility is a multi-purpose facility that is registered with the U.S. Food and Drug Administration, or the FDA, contains state-of-the-art research laboratories and is equipped with specialized manufacturing equipment. This facility currently provides the manufacturing for most of our Clearblue and Clearview products, serves as our primary research and development center and serves as the administrative center for our European operations. We also use this facility to manufacture the digital and non-digital e.p.t pregnancy tests for Pfizer in connection with our supply arrangements with Pfizer for these products. We are currently using the Bedford facility pursuant to our acquisition agreement with Unilever relating to our acquisition of the Unipath business in late 2001. Unilever currently leases this facility from a third party landlord. Pursuant to the terms of Unilever's lease, Unilever cannot assign the lease or sublet the Bedford facility to us without first obtaining the landlord's consent. The landlord has not yet consented to, and may not in the future consent to, an assignment of the lease or a sublease to us. The terms of our acquisition agreement obligate Unilever to provide to us the benefit of its lease of the Bedford facility. If Unilever is unable to successfully acquire such consent or otherwise enable us to realize the benefit of Unilever's lease of the Bedford facility, or if its lease is terminated, we may be forced to renegotiate a lease of the Bedford facility on substantially less favorable terms or seek alternative means of producing our products, conducting our research and housing our European administrative staff. In either case, we may experience increased production costs or manufacturing delays, which could prevent us from meeting contractual supply obligations or jeopardize important customer relationships. We may also suffer disruptions to our ongoing research and development while we are resolving these issues. We cannot assure you that we will be able to renegotiate a lease for the Bedford facility on terms that are acceptable to us or find an acceptable replacement for this facility. Any one or more of these events may have a material adverse effect on us.

We may experience manufacturing problems or delays, which could result in decreased revenues or increased costs.

        Many of our manufacturing processes are complex and require specialized and expensive equipment. Replacement parts for our specialized equipment can be expensive and, in some cases, can require lead times of up to a year to acquire. In addition, our private label consumer diagnostic products business, and our private label and bulk nutritional supplements business in particular, rely on operational efficiency to mass produce products at low margins per unit. We also rely on numerous third parties to supply production materials and in some cases there may not be alternative sources immediately available.

        In addition, we currently rely on approximately nine significant third-party manufacturers, as well as numerous other less significant manufacturers, to produce many of our professional diagnostic products and certain components of our consumer diagnostic products. In addition, we manufacture the products required with the Determine business from a facility in Matsudo, Japan that is made available to us, and with support services provided by, Abbot Laboratories, and certain of the products acquired as part of the 2003 Abbott rapid diagnostics business are still manufactured for us by Abbott in Chicago under the terms of a transitional arrangement. Any event impacting our manufacturing facilities, our manufacturing systems or equipment, or our contract manufacturers or suppliers, including, without limitation, wars, terrorist activities, natural disasters and outbreaks of infectious disease, could delay or suspend shipments of products or the release of new products or could result in the delivery of inferior products. Our revenues from the affected products would decline or we could incur losses until such time as we were able to restore our production processes or put in place alternative contract manufacturers or suppliers. Even though we carry business interruption insurance policies, we may suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies.

We may experience difficulties that may delay or prevent our development, introduction or marketing of new or enhanced products.

        We intend to continue to invest in product and technology development. The development of new or enhanced products is a complex and uncertain process. We may experience research and development, manufacturing, marketing and other difficulties that could delay or prevent our development, introduction or marketing of new products or enhancements. We cannot be certain that:

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  any of the products under development will prove to be effective in clinical trials;

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  we will be able to obtain, in a timely manner or at all, regulatory approval to market any of our products that are in development or contemplated;

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  any of such products can be manufactured at acceptable cost and with appropriate quality; or

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  any such products, if and when approved, can be successfully marketed.

        The factors listed above, as well as manufacturing or distribution problems, or other factors beyond our control, could delay new product launches. In addition, we cannot assure you that the market will accept these products. Accordingly, there is no assurance that our overall revenues will increase if and when new products are launched.

We may experience difficulties that may delay or prevent us from completing our plans to centralize our U.S. consumer products packaging and distribution facilities, and our plans to manufacture certain products in China.

        We have commenced operations of our centralized U.S. packaging and distribution facility serving our consumer diagnostic and vitamins and nutritional supplements segments and begun to transition the manufacture of certain products to China. We may not complete our plans with respect to these operations in the time projected, or at all, if we are unable to develop or finalize the necessary third party relationships; acquire the required facilities, equipment or materials; or obtain any necessary consents or approvals. In addition, even if we do succeed in developing these new operations on schedule, operational problems, or other factors beyond our control, may prevent or delay us from recognizing cost savings, margin improvements or other benefits that we may expect.

Our failure to meet strict regulatory requirements, could require us to pay fines, incur other costs or even close our facilities.

        Our facilities and manufacturing techniques generally must conform to standards that are established by government agencies, including those of European and other foreign governments, as well as the FDA, and, to a lesser extent, the U.S. Drug Enforcement Administration, or the DEA, and local health agencies. These regulatory agencies may conduct periodic audits of our facilities or our processes to monitor our compliance with applicable regulatory standards. If a regulatory agency finds that we fail to comply with the appropriate regulatory standards, it may impose fines on us, delay or withdraw pre-market clearances or other regulatory approvals or if such a regulatory agency determines that our non-compliance is severe, it may close our facilities. Any adverse action by an applicable regulatory agency could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers' demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and profits.

        In March 2005, our ABI subsidiary was informed by the FDA that based on inspectional findings that included data integrity and design control issues, ABI has become subject to the FDA's Application Integrity Policy. As a result, the FDA will defer the review of any pending or future applications made by ABI until the FDA determines that ABI has resolved these issues. ABI currently has no applications pending. At this time ABI is not restricted with regard to introducing new tests outside of the United States, or from selling products in the United States based on any existing 510(k)s. However, ABI has withdrawn certain 510(k)s related to its drugs of abuse products that were cited by the FDA, and a Class III recall (based on our assessment that any hazard to the public health is unlikely) has been undertaken for the corresponding products. ABI is undertaking both an internal and external audit, and is committed to taking any actions required by those audits in order to fulfill its regulatory obligations. It is our understanding at this time that the FDA action applies only to ABI and does not otherwise restrict our ability, or the ability of our other subsidiaries, to submit applications to the FDA or commercialize products. However, the scope of the FDA action is uncertain, and may have a negative impact on our future sales and profits.

        Regulatory agencies may also impose new or enhanced standards that would increase our costs as well as the risks associated with non-compliance. For example, we anticipate that the FDA may soon finalize and implement "good manufacturing practice," or GMP, regulations for nutritional supplements. GMP regulations would require supplements to be prepared, packaged and held in compliance with certain rules, and might require quality control provisions similar to those in the GMP regulations for drugs. While our manufacturing facilities for nutritional supplements have been subjected to, and passed, third party inspections against anticipated GMP standards, the ongoing compliance required in the event that GMP regulations are adopted would involve additional costs and would present new risks associated with any failure to comply with the regulations in the future.

If we deliver products with defects, our credibility may be harmed, market acceptance of our products may decrease and we may be exposed to liability in excess of our product liability insurance coverage.

        The manufacturing and marketing of consumer and professional diagnostic products involve an inherent risk of product liability claims. In addition, our product development and production are extremely complex and could expose our products to defects. Any defects could harm our credibility and decrease market acceptance of our products. In addition, our marketing of vitamins and nutritional supplements may cause us to be subjected to various product liability claims, including, among others, claims that the vitamins and nutritional supplements have inadequate warnings concerning side effects and interactions with other substances. Potential product liability claims may exceed the amount of our insurance coverage or may be excluded from coverage under the terms of the policy. In the event that we are held liable for a claim for which we are not indemnified, or for damages exceeding the limits of our insurance coverage, that claim could materially damage our business and our financial condition.

Our sales of branded nutritional supplements have been trending downward since 1998 due to the maturity of the market segments they serve and the age of that product line and we may experience further declines in sales of those products.

        Our aggregate sales of all of our brand name nutritional products, including, among others, Ferro-Sequels, Stresstabs, Protegra, Posture, SoyCare, ALLBEE, and Z-BEC, have declined each year since 1998 through the year 2004, except in 2002 when they increased slightly as compared to 2001. We believe that these products have under-performed because they are, for the most part, aging brands with limited brand recognition that face increasing private label competition. The overall age of this product line means that we are subject to future distribution loss for under-performing brands, while our opportunities for new distribution on the existing product lines are limited. As a result we do not expect significant sales growth of our existing brand name nutritional products and we may experience further declines in overall sales of our brand name nutritional products in the future.

Our sales of specific vitamins and nutritional supplements could be negatively impacted by media attention or other news developments that challenge the safety and effectiveness of those specific vitamins and nutritional supplements.

        Most growth in the vitamin and nutritional supplement industry is attributed to new products that tend to generate greater attention in the marketplace than do older products. Positive media attention resulting from new scientific studies or announcements can spur rapid growth in individual segments of the market, and also impact individual brands. Conversely, news that challenges individual segments or products can have a negative impact on the industry overall as well as on sales of the challenged segments or products. Most of our vitamin and nutritional supplements products serve well-established market segments and, absent unforeseen new developments or trends, are not expected to benefit from rapid growth. A few of our vitamin and nutritional products are newer products that are more likely to be the subject of new scientific studies or announcements, which could be either positive or negative. News or other developments that challenge the safety or effectiveness of these products could negatively impact the profitability of our vitamin and nutritional supplements business. Recent negative press regarding the effects of high doses of Vitamin E based on certain studies, has negatively impacted our sales of Vitamin E products, and could continue to negatively impact this business segment unless these studies are publicly challenged or refuted.

We could suffer monetary damages, incur substantial costs or be prevented from using technologies important to our products as a result of a number of pending legal proceedings.

        We are involved in various legal proceedings arising out of our consumer diagnostics, nutritional supplements and professional diagnostics business. Because of the nature of our business, we may be subject at any particular time to commercial disputes, consumer product claims or various other lawsuits arising in the ordinary course of our business, including employment matters, and expect that this will continue to be the case in the future. Such lawsuits generally seek damages, sometimes in substantial amounts, for commercial or personal injuries allegedly suffered and can include claims for punitive or other special damages. An adverse ruling or rulings in one or more such lawsuits could, individually or in the aggregate, have a material adverse effect on our sales, operations or financial performance. In addition, we aggressively defend our patent and other intellectual property rights. This often involves bringing infringement or other commercial claims against third parties, such as our litigation against Acon Laboratories. These suits can be expensive and result in counterclaims challenging the validity of our patents and other rights. We cannot assure you that these lawsuits or any future lawsuits relating to our businesses will not have a material adverse effect on us.

The profitability of our consumer products businesses may suffer if we are unable to establish and maintain close working relationships with our customers.

        For the years ended December 31, 2004 and 2003, approximately two-thirds of our net product sales, respectively, were derived from our consumer diagnostic products and vitamin and nutritional supplements segments. These businesses rely to a great extent on close working relationships with our customers rather than long-term exclusive contractual arrangements. Customer concentration in these businesses is relatively high, especially in our vitamin and nutritional supplements segment where two customers currently account for almost 65% of sales during 2004. In addition, customers of our branded and private label consumer products businesses purchase products through purchase orders only and are not obligated to make future purchases. We therefore rely on our ability to deliver quality products on time in order to retain and generate customers. If we fail to meet our customers' needs or expectations, whether due to manufacturing issues that affect quality or capacity issues that result in late shipments, we will harm our reputation and customer relationships and likely lose customers. Additionally, if we are unable to maintain close working relationships with our customers, sales of all of our products and our ability to successfully launch new products could suffer. The loss of a major customer and the failure to generate new accounts could significantly reduce our revenues or prevent us from achieving projected growth.

The profitability of our consumer products businesses may suffer if Pfizer Inc. is unable to successfully market and sell its e.p.t pregnancy tests.

        Under the terms of a manufacturing, packaging and supply agreement that we entered into with Pfizer Inc., through one of its wholly-owned subsidiaries, Pfizer purchases its non-digital e.p.t pregnancy tests from us through June 6, 2009. Additionally, pursuant to the terms of a five-year supply agreement entered into in December 2003, as amended on June 1, 2005, we currently supply Pfizer with a digital version of its e.p.t brand pregnancy test on an exclusive basis. The amount of revenues or profits that we generate under these agreements will depend on the volume of orders that we receive from Pfizer. As a result, if Pfizer is unable to successfully market and sell its e.p.t pregnancy tests, or if other events adversely affect the volume of Pfizer's sales of its e.p.t pregnancy tests, then our future revenues and profit may be adversely affected.

Because sales of our private label nutritional supplements are generally made at low margins, the profitability of these products may suffer significantly as a result of relatively small increases in raw material or other manufacturing costs.

        Sales of our private label nutritional supplements, which for the years ended December 31, 2004 and 2003, provided approximately 17% and 20%, respectively, of our net product sales, generate low profit margins. We rely on our ability to efficiently mass produce nutritional supplements in order to make meaningful profits from these products. Changes in raw material or other manufacturing costs can drastically cut into or eliminate the profits generated from the sale of a particular product. For the most part, we do not have long-term supply contracts for our required raw materials and, as a result, our costs can increase with little notice. The private label nutritional supplements business is also highly competitive such that our ability to raise prices as a result of increased costs is limited. Customers generally purchase private label products via purchase order, not through long-term contracts, and they often purchase these products from the lowest bidder on a product by product basis. The internet has enhanced price competition among private label manufacturers through the advent of on-line auctions, where customers will auction off the right to manufacture a particular product to the lowest bidder. The resulting margin erosion in our nutritionals business has resulted in a reduction in our overall gross margin and contributed to our losses in 2004, as compared to our income in 2003.

Our financial condition or results of operations may be adversely affected by international business risks.

        Approximately 40% and 36% of our net revenues were generated from outside the United States for the year ended December 31, 2004 and 2003, respectively. A significant number of our employees, including manufacturing, sales, support and research and development personnel, are located in foreign countries, including England, Japan, China, Ireland and Israel. Conducting business outside of the United States subjects us to numerous risks, including:

  •
  increased costs or reduced revenue as a result of movements in foreign currency exchange rates;

  •
  decreased liquidity resulting from longer accounts receivable collection cycles typical of foreign countries;

  •
  lower productivity resulting from difficulties managing our sales, support and research and development operations across many countries;

  •
  lost revenues resulting from difficulties associated with enforcing agreements and collecting receivables through foreign legal systems;

  •
  lost revenues resulting from the imposition by foreign governments of trade protection measures;

  •
  higher cost of sales resulting from import or export licensing requirements;

  •
  lost revenues or other adverse affects as a result of economic or political instability in or affecting foreign countries in which we sell our products or operate; and

  •
  adverse effects resulting from changes in foreign regulatory or other laws affecting the sales of our products or our foreign operations.

Because our business relies heavily on foreign operations and revenues, changes in foreign currency exchange rates and our ability to convert currencies may negatively affect our financial condition and results of operations.

        Our business relies heavily on our foreign operations. Five of our manufacturing operations are outside the United States, in Bedford, England, Galway, Ireland, Shanghai, China, Matsudo, Japan and Yavne, Israel (though we have announced that we are closing the Galway operation). We have also announced plans to consolidate much of our cardiovascular related research and development in Scotland and ultimately to establish a significant manufacturing operation there. Approximately 40% and 36% of our net revenues were generated from outside the United States for the year ended December 31, 2004 and 2003, respectively. Our Clearblue pregnancy test product sales have historically been much stronger outside the United States, with 74% of net product sales of these products coming from outside the United States during the year ended December 31, 2004. In addition, the 2003 Abbott rapid diagnostics business, which we acquired on September 30, 2003, generates a majority of its sales outside the United States and the Determine business generates all of its sales outside the United States. Because of our foreign operations and foreign sales, we face exposure to movements in foreign currency exchange rates. Our primary exposures are related to the operations of our European subsidiaries. With our recent acquisition of the Determine business and the establishment of our manufacturing facility in Shanghai, we anticipate that our currency exposure related to the yen and the Chinese yuan will become more significant to our results than in prior periods. These exposures may change over time as business practices evolve and could result in increased costs or reduced revenue and could impact our actual cash flow.

Intense competition could reduce our market share or limit our ability to increase market share, which could impair the sales of our products and harm our financial performance.

        The medical products industry is rapidly evolving and developments are expected to continue at a rapid pace. Competition in this industry, which includes both our consumer diagnostics and professional diagnostics businesses, is intense and expected to increase as new products and technologies become available and new competitors enter the market. Our competitors in the United States and abroad are numerous and include, among others, diagnostic testing and medical products companies, universities and other research institutions. Our future success depends upon maintaining a competitive position in the development of products and technologies in our areas of focus. Our competitors may:

  •
  develop technologies and products that are more effective than our products or that render our technologies or products obsolete or noncompetitive;

  •
  obtain patent protection or other intellectual property rights that would prevent us from developing our potential products; or

  •
  obtain regulatory approval for the commercialization of their products more rapidly or effectively than we do.

        Also, the possibility of patent disputes with competitors holding foreign patent rights may limit or delay expansion possibilities for our diagnostics businesses in certain foreign jurisdictions. In addition, many of our existing or potential competitors have or may have substantially greater research and development capabilities, clinical, manufacturing, regulatory and marketing experience and financial and managerial resources.

        The market for the sale of vitamins and nutritional supplements is also highly competitive. This competition is based principally upon price, quality of products, customer service and marketing support. There are numerous companies in the vitamins and nutritional supplements industry selling products to retailers such as mass merchandisers, drug store chains, independent drug stores, supermarkets, groceries and health food stores. As most of these companies are privately held, we are unable to obtain the information necessary to assess precisely the size and success of these competitors. However, we believe that a number of our competitors, particularly manufacturers of nationally advertised brand name products, are substantially larger than we are and have greater financial resources.

The rights we rely upon to protect the intellectual property underlying our products may not be adequate, which could enable third parties to use our technology and would reduce our ability to compete in the market.

        Our success will depend in part on our ability to develop or acquire commercially valuable patent rights and to protect our intellectual property. Our patent position is generally uncertain and involves complex legal and factual questions. The degree of present and future protection for our proprietary rights is uncertain.

        The risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

  •
  the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;

  •
  the claims of any patents which are issued may not provide meaningful protection;

  •
  we may not be able to develop additional proprietary technologies that are patentable;

  •
  the patents licensed or issued to us or our customers may not provide a competitive advantage;

  •
  other parties may challenge patents or patent applications licensed or issued to us or our customers;

  •
  patents issued to other companies may harm our ability to do business; and

  •
  other companies may design around technologies we have patented, licensed or developed.

        In addition to patents, we rely on a combination of trade secrets, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Nevertheless, these measures may not be adequate to safeguard the technology underlying our products. If they do not protect our rights, third parties could use our technology and our ability to compete in the market would be reduced. In addition, employees, consultants and others who participate in the development of our products may breach their agreements with us regarding our intellectual property and we may not have adequate remedies for the breach. We also may not be able to effectively protect our intellectual property rights in some foreign countries. For a variety of reasons, we may decide not to file for patent, copyright or trademark protection or prosecute potential infringements of our patents. We also realize that our trade secrets may become known through other means not currently foreseen by us. Despite our efforts to protect our intellectual property, our competitors or customers may independently develop similar or alternative technologies or products that are equal or superior to our technology and products without infringing on any of our intellectual property rights or design around our proprietary technologies.

Claims by other companies that our products infringe on their proprietary rights could adversely affect our ability to sell our products and increase our costs.

        Substantial litigation over intellectual property rights exists in both the consumer and professional diagnostic industries. We expect that our products and products in these industries could be increasingly subject to third party infringement claims as the number of competitors grows and the functionality of products and technology in different industry segments overlaps. Third parties may currently have, or may eventually be issued, patents on which our products or technology may infringe. Any of these third parties might make a claim of infringement against us. Any litigation could result in the expenditure of significant financial resources and the diversion of management's time and resources. In addition, litigation in which we are accused of infringement may cause negative publicity, have an impact on prospective customers, cause product shipment delays or require us to develop non-infringing technology, make substantial payments to third parties, or enter into royalty or license agreements, which may not be available on acceptable terms, or at all. If a successful claim of infringement was made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our revenue may decrease and we could be exposed to legal actions by our customers.

We have initiated, and may need to further initiate, lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive and, if we lose, could cause us to lose some of our intellectual property rights, which would reduce our ability to compete in the market.

        We rely on patents to protect a portion of our intellectual property and our competitive position. In order to protect or enforce our patent rights, we may initiate patent litigation against third parties, such as infringement suits or interference proceedings. Litigation may be necessary to:

  •
  assert claims of infringement;

  •
  enforce our patents;

  •
  protect our trade secrets or know-how; or

  •
  determine the enforceability, scope and validity of the proprietary rights of others.

        Currently, we have initiated a number of lawsuits against competitors who we believe to be selling products that infringe our proprietary rights. These current lawsuits and any other lawsuits that we initiate could be expensive, take significant time and divert management's attention from other business concerns. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert claims against us.

        Patent law relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in our industry are generally uncertain. We may not prevail in any of these suits and the damages or other remedies awarded, if any, may not be commercially valuable. During the course of these suits, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or investors perceive any of these results to be negative, our stock price could decline.

Non-competition obligations and other restrictions will limit our ability to take full advantage of our management team, the technology we own or license and our research and development capabilities.

        Members of our management team have had significant experience in the diabetes field. In addition, technology we own or license may have potential applications to this field and our research and development capabilities could be applied to this field. However, in conjunction with our split-off from Inverness Medical Technology, Inc., or IMT, we agreed not to compete with IMT and Johnson & Johnson in the field of diabetes through 2011. In addition, Mr. Ron Zwanziger, our Chairman, Chief Executive Officer and President, and two of our senior scientists, Dr. David Scott and Dr. Jerry McAleer, have entered into consulting agreements with IMT that impose similar restrictions. Further, our license agreement with IMT prevents us from using any of the licensed technology in the field of diabetes. As a result of these restrictions, we cannot pursue opportunities in the field of diabetes.

You are unlikely to be able to exercise effective remedies against Arthur Andersen LLP, our former independent public accountants.

        Although we dismissed Arthur Andersen LLP as our independent public accountants in June 2002 and we now engage BDO Seidman, LLP, independent registered public accounting firm, our consolidated financial statements as of December 31, 2001 and 2000, to the extent included in this registration statement or in previously filed reports or registrations statements were audited by Arthur Andersen.

        On March 14, 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the government's investigation of Enron Corporation. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen guilty of these federal obstruction of justice charges. In light of the jury verdict and the underlying events, Arthur Andersen subsequently substantially discontinued operations and dismissed essentially its entire workforce. You are therefore unlikely to be able to exercise effective remedies or collect judgments against Arthur Andersen for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated in those financial statements.

Our operating results may fluctuate due to various factors and as a result period-to-period comparisons of our results of operations will not necessarily be meaningful.

        Factors relating to our business make our future operating results uncertain and may cause them to fluctuate from period to period. Such factors include:

  •
  the timing of new product announcements and introductions by us and our competitors;

  •
  market acceptance of new or enhanced versions of our products;

  •
  changes in manufacturing costs or other expenses;

  •
  competitive pricing pressures;

  •
  the gain or loss of significant distribution outlets or customers;

  •
  increased research and development expenses;

  •
  the timing of any future acquisitions;

  •
  general economic conditions; or

  •
  general stock market conditions or other economic or external factors.

        Because our operating results may fluctuate from quarter to quarter, it may be difficult for us or our investors to predict our future performance by viewing our historical operating results.

Period-to-period comparisons of our operating results may not be meaningful due to our acquisitions.

        We have engaged in a number of significant acquisitions in recent years which make it difficult to analyze our results and to compare them from period to period, including the acquisitions of the Unipath business in December 2001, IVC Industies, Inc. in March 2002, Wampole in September 2002, Ostex in June 2003, ABI in August 2003, the 2003 Abbott rapid diagnostics product lines in September 2003, Binax and Ischemia in March 2005 and the Determine business in June 2005. Period-to-period comparisons of our results of operations may not be meaningful due to these acquisitions and are not indications of our future performance. Any future acquisitions will also make our results difficult to compare from period to period in the future.

Our stock price may fluctuate significantly and stockholders who buy or sell our common stock may lose all or part of the value of their investment, depending on the price of our common stock from time to time.

        Our common stock has only been listed on the American Stock Exchange since November 23, 2001 and we have a limited market capitalization. As a result, we are currently followed by only a few market analysts and a portion of the investment community. Limited trading of our common stock may therefore make it more difficult for you to sell your shares.

        In addition, our share price may be volatile due to our operating results, as well as factors beyond our control. During 2004, the sales price of our common stock ranged from $14.75 to $25.50, and during 2003, the sales price of our common stock ranged from $13.40 to $27.50. It is possible that in some future periods the results of our operations will be below the expectations of the public market. In any such event, the market price of our common stock could decline. Furthermore, the stock market may experience significant price and volume fluctuations, which may affect the market price of our common stock for reasons unrelated to our operating performance. The market price of our common stock may be highly volatile and may be affected by factors such as:

  •
  our quarterly and annual operating results, including our failure to meet the performance estimates of securities analysts;

  •
  changes in financial estimates of our revenues and operating results or buy/sell recommendations by securities analysts;

  •
  the timing of announcements by us or our competitors of significant products, contracts or acquisitions or publicity regarding actual or potential results or performance thereof;

  •
  changes in general conditions in the economy, the financial markets or the health care industry;

  •
  government regulation in the health care industry;

  •
  changes in other areas such as tax laws;

  •
  sales of substantial amounts of common stock or the perception that such sales could occur;

  •
  changes in investor perception of our industry, our businesses or our prospects;

  •
  the loss of key employees, officers or directors; or

  •
  other developments affecting us or our competitors.

Anti-takeover provisions in our organizational documents and Delaware law may limit the ability of our stockholders to control our policies and effect a change of control of our company and prevent attempts by our stockholders to replace or remove our current management, which may not be in your best interests.

        There are provisions in our certificate of incorporation and bylaws that may discourage a third party from making a proposal to acquire us, even if some of our stockholders might consider the proposal to be in their best interests, and prevent attempts by our stockholders to replace or remove our current management. These provisions include the following:

  •
  our certificate of incorporation provides for three classes of directors with the term of office of one class expiring each year, commonly referred to as a staggered board. By preventing stockholders from voting on the election of more than one class of directors at any annual meeting of stockholders, this provision may have the effect of keeping the current members of our board of directors in control for a longer period of time than stockholders may desire;

  •
  our certificate of incorporation authorizes our board of directors to issue shares of preferred stock without stockholder approval and to establish the preferences and rights of any preferred stock issued, which would allow the board to issue one or more classes or series of preferred stock that could discourage or delay a tender offer or change in control;

  •
  our certificate of incorporation prohibits our stockholders from filling board vacancies, calling special stockholder meetings or taking action by written consent;

  •
  our certificate of incorporation provides for the removal of a director only with cause and by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of our directors; and

  •
  our bylaws require advance written notice of stockholder proposals and director nominations.

        Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which, in general, imposes restrictions upon acquirers of 15% or more of our stock. Finally, the board of directors may in the future adopt other protective measures, such as a stockholder rights plan, which could delay, deter or prevent a change of control.

Because we do not intend to pay dividends on our common stock, you will benefit from an investment in our common stock only if it appreciates in value.

        We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends on our common stock in the foreseeable future. In addition, our senior credit facility currently prohibits the payment of dividends and the indenture governing the terms of our senior subordinated notes restricts the amount of any dividends that we may pay. As a result, the success of your investment in our common stock will depend entirely upon any future appreciation. There is no guarantee that our common stock will appreciate in value or even maintain the price at which you purchased your shares.

SPECIAL STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements by forward-looking words such as "may," "could," "should," "would," "intend," "will," "expect," "anticipate," "believe," "estimate," "continue" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other "forward-looking" information. There may be events in the future that we are not able to predict accurately or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. We caution investors that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those we discuss in this prospectus. These differences may be the result of various factors, including those factors described in the "Business" and "Risk factors" sections in this prospectus and other risk factors identified from time to time in our periodic filings with the Securities and Exchange Commission. Some important additional factors that could cause our actual results to differ materially from those projected in any such forward-looking statements are as follows:

  •
  economic factors, including inflation and fluctuations in interest rates and foreign currency exchange rates, and the potential effect of such fluctuations on revenues, expenses and resulting margins;

  •
  competitive factors, including technological advances achieved and patents attained by competitors and generic competition;

  •
  domestic and foreign healthcare changes resulting in pricing pressures, including the continued consolidation among healthcare providers, trends toward managed care and healthcare cost containment and government laws and regulations relating to sales and promotion, reimbursement and pricing generally;

  •
  government laws and regulations affecting domestic and foreign operations, including those relating to trade, monetary and fiscal policies, taxes, price controls, regulatory approval of new products and licensing;

  •
  manufacturing interruptions, delays or capacity constraints or lack of availability of alternative sources for components for our products, including our ability to successfully maintain relationships with suppliers, or to put in place alternative suppliers on terms that are acceptable to us;

  •
  difficulties inherent in product development or arising out of ABI's subjection to the FDA's Application Integrity Policy, including the potential inability to successfully continue technological innovation, complete clinical trials, obtain regulatory approvals in the United States and abroad, gain and maintain market approval of products and the possibility of encountering infringement claims by competitors with respect to patent or other intellectual property rights which can preclude or delay commercialization of a product;

  •
  significant litigation adverse to us including product liability claims, patent infringement claims and antitrust claims;

  •
  product efficacy or safety concerns resulting in product recalls or declining sales;

  •
  the impact of business combinations, including acquisitions and divestitures, such as our acquisitions of ABI, the 2003 Abbott rapid diagnostics product lines, Ischemia, Binax and the Determine business and organizational restructurings consistent with evolving business strategies;

  •
  our ability to satisfy the financial covenants and other conditions contained in the agreements governing our indebtedness;

  •
  our ability to obtain required financing on terms that are acceptable to us; and

  •
  the issuance of new or revised accounting standards by the American Institute of Certified Public Accountants, the Financial Accounting Standards Board, the Public Company Accounting Oversight Board or the SEC.

        The foregoing list sets forth many, but not all, of the factors that could impact upon our ability to achieve results described in any forward-looking statements. Readers should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described above and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition. We do not undertake any obligation to update any forward-looking statements as a result of future events or developments.

THE SELLING STOCKHOLDERS

        We are filing this registration statement pursuant to the terms of registration rights granted pursuant to an Agreement and Plan of Merger dated February 15, 2005, or the Merger Agreement. The shares of common stock covered by the registration statement of which this prospectus is a part were issued as merger consideration paid in connection with our acquisition of all of the outstanding capital stock of Ischemia in accordance with the terms and conditions of the Merger Agreement.

        Under the terms of our agreements with the selling stockholders, we agreed to file the registration statement of which this prospectus is a part to register the sale by the selling stockholders of the shares of common stock issued to them. We also agreed to keep the registration statement effective until the earlier of: (1) March 16, 2007, (2) the date on which all the shares covered by the registration statement have been sold, or (3) the date on which each selling stockholder may sell all of the shares covered by the registrations statement under Rule 144 of the Securities Act during any 90 day period without volume limitations.

        The following table sets forth the number of shares of common stock beneficially owned by the selling stockholder as of March 16, 2005, the number of shares of common stock covered by this prospectus and the total number of shares of common stock that the selling stockholder will beneficially own upon completion of this offering. This table assumes that the selling stockholder will offer for sale all of the shares of common stock covered by this prospectus.

        The common stock offered by this prospectus may be offered from time to time by the selling stockholders named below, or by any of its pledgees, donees, transferees or other successors in interest, provided that any pledgees, donees, transferees or other successors in interest offering common stock using this prospectus is named as a selling stockholder in a prospectus supplement unless sales by that person or entity under this prospectus could not exceed 500 shares, in which case that person or entity need not be named in a prospectus supplement. The amounts set forth below are based upon information provided to us by representatives of the selling stockholders, or on our records, as of March 16, 2005 and are accurate to the best of our knowledge. It is possible, however, that the selling stockholder may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus.

Name	Common Stock Beneficially Owned as of March 16, 2005	Common Stock Offered Hereby(1)	Common Stock to be Owned After Offering(2)	Percentage of All Common Stock(3)
Advantage Capital Colorado Partners I, LP	38,508	38,508	0	0
Alan T. Moore(4)	1,466	1,466	0	0
Burwen Family Trust U/D/T dated 9-30-88	2,313	2,313	0	0
Christine Fisher	62	62	0	0
Collective Trust of the Cleveland Cliffs Iron Company and Associated Companies (Trust)	3,195	3,195	0	0
Crawley Ventures, LLC(5)	45,591	45,591	0	0
David B. Jansen	1,619	1,619	0	0
David Kaufman	164	164	0	0
David Pflueger	238	238	0	0
Donald L. Waggoner(4)	1,285	1,285	0	0

Edward Arthur Weiss, MD	1,158	1,158	0	0
Elliott M. and Judith D. Bouillon(4)	1,418	1,418	0	0
GCM Ventures 2000, LLC	9,862	9,862	0	0
George Taylor	397	397	0	0
H. Robert Superko, MD	397	397	0	0
Herbert Amster	989	989	0	0
Ian Bund	2,232	2,232	0	0
InterWest Venture Management Co. Profit Sharing Plan and Trust f/b/o Chris Ehrlich	174	174	0	0
James A. Kenyon	1,942	1,942	0	0
Jay S. Cowen	63	63	0	0
JBC Investment Company, a Limited Partnership(4)	1,890	1,890	0	0
Jeffrey A. Miller Family LLC u/a/d 7/21/97	2,718	2,718	0	0
J.G. Thomas and Charlotte Thomas Trust, dated 4/21/90(4)	1,285	1,285	0	0
John A. Krasula Revocable Trust u/a/d 4/1/88	2,924	2,924	0	0
John R. Butler(4)	1,006	1,006	0	0
Jonathan P. Rye Irrevocable Trust u/a/d 5/15/85	4,931	4,931	0	0
KB Partners Affiliates Fund II, L.P.	10,348	10,348	0	0
KB Partners Venture Fund II, L.P.	327,719	327,719	0	0
Maron Enterprises Limited Partnership	238	238	0	0
McDonald Investments Inc. Custodian fbo Daniel J. Boyle IRA Rollover	31	31	0	0
McDonald Investments Inc. Custodian fbo Ian R.N. Bund IRA Rollover	1,040	1,040	0	0
McDonald Investments Inc. Custodian fbo S. Sterling McMillan III IRA Rollover	217	217	0	0
MG Investment Partners	158	158	0	0
Michael E. Korybalski Living Trust dated 12/3/1996, as amended	2,730	2,730	0	0
Murphree Colorado CAPCO, L.P.	28,964	28,964	0	0
Murphree Venture Partners Affiliates Fund V, L.P.	1,900	1,900	0	0
Murphree Venture Partners V, L.P.	45,642	45,642	0	0
NMB Investment Group	6,351	6,351	0	0

Northlea Partners Ltd.	198	198	0	0
Pacific Capital, L.P.	45,663	45,663	0	0
Philip D. Settimi	64	64	0	0
Phillip Dignan	3,245	3,245	0	0
Quest Capital Partnership	89,814	89,814	0	0
RB Holdings II LLC	1,972	1,972	0	0
Remount Capital, LLC(4)	5,861	5,861	0	0
Robin Daigh Harry(6)	3,308	3,308	0	0
Ronald G. Kalish Living Trust U/A/D September 8, 1997	2,024	2,024	0	0
Satellite Capital	6,351	6,351	0	0
Sequel Limited Partnership	83,092	83,092	0	0
Sequel Venture Partners I, L.L.C.	6,664	6,664	0	0
Shalon Ventures	827	827	0	0
Silicon Valley Bancshares	2,302	2,302	0	0
SL&M Investment Company, a Limited Partnership(4)	1,285	1,285	0	0
Steven G. Gourlay	990	990	0	0
Steven Kim Hatfield Rev. Trust, UID 03/31/93(4)	4,396	4,396	0	0
The Lepler Family Trust, dated December 2000	1,320	1,320	0	0
The Roser Partnership III SBIC, LP	52,797	52,797	0	0
The Sokoloff Family Trust	397	397	0	0
Thomas F. Barsch(4)	1,618	1,618	0	0
Thomas Girschweiler	12,568	12,568	0	0
Thomas J. Toy	158	158	0	0
Thomas K. Cox	130	130	0	0
Todd Maibach	165	165	0	0
Volunteer Healthcare Associates, LLC	182	182	0	0
W. Andy Ambrose	248	248	0	0
White Pines Limited Partnership I	25,479	25,479	0	0
Walter Russel Young Revocable Trust	1,999	1,999	0	0
William V. Kinnard(4)	302	302	0	0

Wolf Venture Fund III, LP	59,673		59,673		0	0
Yocum Consulting Associates, Inc.	196		196		0	0
Total	968,453	(7)	968,453	(7)	0	0

(1)
Includes 104,264 shares of common stock beneficially owned on a pro rata basis by the selling stockholders but held in escrow for up to one year, or longer in certain circumstances, to secure the purchase price adjustment and indemnification obligations of the former Ischemia shareholders and note holders under the Merger Agreement. During the escrow period, the selling stockholders have appointed Robert J. Dominici, as stockholder representative and empowered him to direct the sale of escrowed shares on their behalf, provided that the gross proceeds of any such sale are remitted to the escrow account.

(2)
Assumes that the selling stockholder will sell all shares of common stock offered by it under this prospectus.

(3)
This number represents the percentage of common stock to be owned by the selling stockholder after completion of the offering, based on the number of shares of common stock outstanding as of August 6, 2005 (27,341,546 shares).

(4)
These shares were transferred to the selling stockholder on May 26, 2005. As of March 16, 2005, all such shares were beneficially owned by Crawley Venture Group One, LLC, which subsequently distributed the shares to the selling stockholders.

(5)
These shares were transferred to the selling stockholder on June 1, 2005. As of March 16, 2005, all such shares were beneficially owned by Crawley Venture Group One, LLC, which subsequently distributed the shares to the selling stockholder.

(6)
These shares were transferred to the selling stockholder on May 16, 2005. As of March 16, 2005, all such shares were beneficially owned by the Robert C. Daigh Family Trust, which subsequently donated the shares to the selling stockholder.

USE OF PROCEEDS

        We will not receive any proceeds from the sale by the selling stockholders of the securities covered by this prospectus.

PLAN OF DISTRIBUTION

        The selling stockholders may sell or redistribute the securities listed elsewhere in this prospectus from time to time on the American Stock Exchange or any other stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions, or in any other legal manner, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. Persons who are pledgees, donees, transferees, or other successors in interest of any of the selling stockholders (including but not limited to persons who receive securities from a selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus) may also use this prospectus and are included when we refer to "selling stockholders" in this prospectus. Selling stockholders may sell the securities by one or more of the following methods, without limitation:

  •
  block trades (which may include cross trades) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;

  •
  an exchange distribution or secondary distribution in accordance with the rules of any stock exchange on which the securities are listed;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchases;

  •
  an offering at other than a fixed price on or through the facilities of any stock exchange on which the securities are listed or to or through a market maker other than on that stock exchange;

  •
  privately negotiated transactions, directly or through agents;

  •
  through the distribution of the securities by any selling stockholder to its partners, members or stockholders;

  •
  agreements between a broker or dealer and one or more of the selling stockholders to sell a specified number of the securities at a stipulated price per share; and

  •
  any combination of any of these methods of sale or distribution, or any other method permitted by applicable law.

        The selling stockholders may also transfer the securities by gift. We do not know of any current arrangements by the selling stockholders for the sale or distribution of any of the securities.

        The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers or dealers may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling stockholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker- dealers, including transactions of the nature described above. Broker-dealers will receive commissions or other compensation from the selling stockholder in amounts to be negotiated immediately prior to the sale that will not exceed those customary in the types of transactions involved. Broker-dealers may also receive compensation from purchasers of the securities which is not expected to exceed that customary in the types of transactions involved. The selling stockholders may also sell the securities in accordance with Rule 144 under the Securities Act of 1933, as amended, rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

        From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder's securities offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder's securities will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

        The selling stockholders and any brokers, dealers or agents that participate in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

        The selling stockholder may loan or pledge the shares offered hereby to a broker-dealer and the broker-dealer may sell the shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares offered hereby.

        The selling stockholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934 and the related rules and regulations adopted by the SEC, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of securities in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

        We have agreed to indemnify the selling stockholders and their respective partners, officers, and directors, and each person, if any, who controls any selling stockholder (within the meaning of the Securities Act of 1933, as amended), against specified liabilities, including liabilities under the federal securities laws. The selling stockholders have agreed to indemnify us, our directors, certain officers and control persons, and other persons who participate in the offering for the shares (including those person's control persons) against specified liabilities, arising from information provided by the selling stockholders for use in this prospectus, including liabilities under the federal securities laws.

        The shares offered hereby were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. We agreed to register the shares under the Securities Act of 1933, and to keep the registration statement of which this prospectus is a part effective until the earlier of (1) March 16, 2007, (2) the date on which all the shares covered by the registration statement have been sold, or (3) the date on which each selling stockholder may sell all of the shares covered by the registrations statement under Rule 144 of the Securities Act during any 90 day period without volume limitations. All expenses in connection with this offering and sale, other than discounts, concessions, commissions or fees (including legal and other professional fees) of the selling stockholders, will be paid by us.

  •
  We will not receive any proceeds from sales of any shares by the selling stockholders.

  •
  We can not assure you that the selling stockholders will sell all or any portion of the shares offered hereby.

        We will supply the selling stockholders and the any stock exchange upon which the securities are listed with reasonable quantities of copies of this prospectus. To the extent required by Rule 424 under the Securities Act of 1933 in connection with any resale or redistribution by a selling stockholder, we will file a prospectus supplement setting forth

  •
  the aggregate number of shares to be sold;

  •
  the purchase price;

  •
  the public offering price;

  •
  if applicable, the names of any agent or broker-dealer; and

  •
  any applicable commissions, discounts, concessions, fees or other items constituting compensation to agents or broker-dealers with respect to the particular transaction (which may exceed customary commissions or compensation).

        If a selling stockholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange, distribution or secondary distribution or a purchase by a broker or dealer, the prospectus supplement will include any other facts that are material to the transaction. If applicable, this may include a statement to the effect that the participating broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

        The Securities and Exchange Commission allows us to incorporate by reference the information that we file with them. Incorporation by reference means that we can disclose important information to you by referring you to other documents that are legally considered to be part of this prospectus and later information that we file with the Securities and Exchange Commission will automatically update and supersede the information in this prospectus, any supplement and the documents listed below. Our SEC file number is 001-16789. We incorporate by reference the specific documents listed below.

  •
  Annual Report on Form 10-K/A for the year ended December 31, 2004, which was filed on August 26, 2005

  •
  Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2005, which was filed on August 26, 2005;

  •
  Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, which was filed on August 15, 2005;

  •
  Current Report on Form 8-K, event date February 8, 2005, which was filed on February 9, 2005 (Items 1.01 and 8.01 only);

  •
  Current Report on Form 8-K, event date February 11, 2005, which was filed on February 11, 2005;

  •
  Current Report on Form 8-K, event date February 15, 2005, which was filed on February 17, 2005;

  •
  Current Report on Form 8-K, event date February 22, 2005, which was filed on February 28, 2005 (Item 8.01 only);

  •
  Current Report on Form 8-K, event date March 16, 2005, which was filed on March 17, 2005;

  •
  Current Report on Form 8-K, event date March 16, 2005, which was filed on March 22, 2005, as amended by the Current Report on Form 8-K/A filed on May 27, 2005, as further amended by the Current Report on Form 8-K/A filed on June 20, 2005, as further amended by the Current Report on Form 8-K/A filed on August 31, 2005;

  •
  Current Report on Form 8-K, event date March 31, 2005, which was filed on March 31, 2005;

  •
  Current Report on Form 8-K, event date March 31, 2005, which was filed on April 6, 2005, as amended by the Current Report on Form 8-K/A filed on May 27, 2005, as further amended by the Current Report on Form 8-K/A filed on June 20, 2005, as further amended by the Current Report on Form 8-K/A filed on August 31, 2005;

  •
  Current Report on Form 8-K, event date April 6, 2005, which was filed on April 12, 2005 (Items 2.03 and 8.01 only);

  •
  Current Report on Form 8-K, event date April 28, 2005, which was filed on April 28, 2005 (Item 8.01 only);

  •
  Current Report on Form 8-K, event date May 9, 2005, which was filed on May 13, 2005;

  •
  Current Report on Form 8-K, event date May 28, 2005, which was filed on June 3, 2005;

  •
  Current Report on Form 8-K, event date June 17, 2005, which was filed on June 20, 2005, as amended by the Current Report on Form 8-K/A filed on August 31, 2005;

  •
  Current Report on Form 8-K, event date June 22, 2005, which was filed on June 29, 2005;

  •
  Current Report on Form 8-K, event date June 30, 2005, which was filed on July 7, 2005, as amended by the Current Report on Form 8-K/A filed on August 31, 2005;

  •
  Current Report on Form 8-K, event date August 1, 2005, which was filed on August 2, 2005;

  •
  Current Report on Form 8-K, event date July 29, 2005, which was filed on August 3, 2005 (Items 1.01 and 3.02 only); and

  •
  the description of our common stock contained in the Registration Statement on Form 8-A, which was filed on November 21, 2001, and all amendments and reports updating such description.

        We also incorporate by reference any future filings made with the Securities and Exchange Commission under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (1) on or after the date of filing of the registration containing this prospectus and prior to the effectiveness of the registration statement and (2) on or after the date of this prospectus until the earlier of the date on which all of the securities registered hereunder have been sold by the selling stockholders or this registration statement has been withdrawn. Those documents will become a part of this prospectus from the date that the documents are filed with the Securities and Exchange Commission.

        Upon oral or written request and at no cost to the requester, we will provide to any person, including a beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. All requests should be made to: Inverness Medical Innovations, Inc., 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453, Attn: Corporate Secretary. Telephone requests may be directed to the Corporate Secretary at (781) 647-3900. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act, and we are required to file reports and proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and information at the Securities and Exchange Commission's Public Reference Room at 100 F Street, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including Inverness Medical Innovations, Inc., that file electronically with the Securities and Exchange Commission. You may access the Securities and Exchange Commission's web site at http://www.sec.gov.

EXPERTS

        The consolidated financial statements of our company as of December 31, 2003 and 2004, as amended, and for each of the three years in the period then ended, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, as amended, incorporated by reference in the prospectus constituting a part of the pre-effective amendment No. 1 to this registration statement on Form S-3 have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

        The financial statements of Ischemia Technologies, Inc. as of December 31, 2004 and for the periods then ended incorporated by reference in the prospectus constituting a part of this registration statement have been audited by Anton Collins Mitchell LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report which is also incorporated herein by reference, and are incorporated by reference herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

        The statement of operations, stockholders' equity (deficit), and cash flows of Ischemia Technologies, Inc. for the year ended December 31, 2003 incorporated by reference in the registration statement have been audited by Ernst & Young LLP, independent public accountants, as set forth in their report thereon, incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The audited balance sheet of Binax, Inc. as of December 31, 2004, and the related statements of income, stockholders' equity and cash flows for the year then ended included in this prospectus and elsewhere in the registration statement have been audited by Baker Newman & Noyes LLC, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein upon the authority of said firm as experts in giving said report.

        The statements of net assets sold of the Determine/DainaScreen Rapid Diagnostics Product Line (the "Product Line") of Abbott Diagnostics Division of Abbott Laboratories as of February 28, 2005 and November 30, 2004 and 2003, and the related statements of net sales in excess of expenses for the three-month period ended February 28, 2005 and the years ended November 30, 2004, 2003 and 2002 (which statements are not intended to be a complete presentation of the Product Line's assets, liabilities, revenues or expenses), are incorporated by reference in this registration statement and have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated by reference in the registration statement, and are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

        Paul T. Hempel, Esq., our General Counsel, will pass upon the validity of the shares of our common stock offered by this prospectus. Mr. Hempel owns an aggregate of approximately 3,251 shares of our common stock, as well as options to purchase an additional 87,645 shares of our common stock.

968,453 Shares

INVERNESS MEDICAL INNOVATIONS, INC.

Common Stock

PROSPECTUS

                    , 2005

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The expenses in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee are estimated):

Registration fee—Securities and Exchange Commission	$2,508.85
Accountants' fees and expenses	60,000.00
Blue Sky fees and expenses	0.00
Legal fees and expenses (other than Blue Sky)	20,000.00
Printing expenses	5,000.00
Miscellaneous	10,000.00

TOTAL	$97,508.85

        All expenses itemized above shall be borne by our company.

Item 15. Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys' fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit. And with the further limitation that in these actions, no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of the person's duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

        Article V of the bylaws of Inverness Medical Innovations, Inc. (the "Company") provide that the Company shall, to the extent legally permitted, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the request of the Company, as a director, officer, trustee, partner, employee or agent of, or in a similar capacity with, another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The indemnification provided for in Article V is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such persons.

        Section 145(g) of the Delaware General Corporation Law and Article V of the bylaws of the Company provide that the Company shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents, against any liability asserted against and incurred by such persons in any such capacity.

        The Company has obtained insurance covering its directors and officers against losses and insuring the Company against certain of its obligations to indemnify its directors and officers.

        Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware regarding the unlawful payment of dividends, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

        Pursuant to the Delaware General Corporation Law, Article VII of the certificate of incorporation of the Company eliminates a director's personal liability for monetary damages to the Company and its stockholders for breach of fiduciary duty as a director, except in circumstances involving a breach of the director's duty of loyalty to the Company or its stockholders, acts or omissions not in good faith, intentional misconduct, knowing violations of the law, self-dealing or the unlawful payment of dividends or repurchase of stock.

Item 16. Exhibits.

Exhibit No.		Description
4.1	—	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Form 10-K, as amended, for the year ended December 31, 2001)
4.2	—
Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of the Company (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated December 20, 2001)
4.3	—	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.3 to the Company's Form 10-K, as amended, for the year ended December 31, 2001)
4.4	—	Specimen certificate for shares of common stock of the Company (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4, as amended (File No. 333-67392))
**5.1	—	Opinion of Paul T. Hempel, Esq., General Counsel of Inverness Medical Innovations, Inc.
*23.1	—	Consent of BDO Seidman, LLP
*23.2	—	Consent of Ernst & Young LLP
*23.3	—	Consent of Anton Collins Mitchell LLP

*23.4	—	Consent of Baker Newman & Noyes LLC
*23.5	—	Consent of Deloitte & Touche LLP
**23.6	—	Consent of Paul T. Hempel, Esq., General Counsel of Inverness Medical Innovations, Inc. (included in Exhibit 5.1)
**24.1	—	Power of Attorney (contained in signature page)

*
Filed herewith

**
Previously filed

Item 17. Undertakings.

A. The undersigned Registrant hereby undertakes:

  1.
  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

  2.
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  3.
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  4.
  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities

    Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  5.
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on August 31, 2005.

INVERNESS MEDICAL INNOVATIONS, INC.
By:	/s/ RON ZWANZIGER Ron Zwanziger Chairman, Chief Executive Officer and President

        Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RON ZWANZIGER Ron Zwanziger	Chairman, President and Chief Executive Officer (Principal Executive Officer)	August 31, 2005
/s/ CHRISTOPHER J. LINDOP Christopher J. Lindop	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 31, 2005
* Carol R. Goldberg	Director	August 31, 2005
* Robert P. Khederian	Director	August 31, 2005
* John F. Levy	Director	August 31, 2005
* Jerry McAleer, Ph.D.	Director	August 31, 2005
* David Scott, Ph.D.	Director	August 31, 2005
* Peter Townsend	Director	August 31, 2005

* John A. Quelch	Director	August 31, 2005
* Alfred M. Zeien	Director	August 31, 2005
*By:	/s/ RON ZWANZIGER Ron Zwanziger Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.		Description
4.1	—	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Form 10-K, as amended, for the year ended December 31, 2001)
4.2	—
Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of the Company (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated December 20, 2001)
4.3	—	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.3 to the Company's Form 10-K, as amended, for the year ended December 31, 2001)
4.4	—	Specimen certificate for shares of common stock of the Company (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4, as amended (File No. 333-67392))
**5.1	—	Opinion of Paul T. Hempel, Esq., General Counsel of Inverness Medical Innovations, Inc.
*23.1	—	Consent of BDO Seidman, LLP
*23.2	—	Consent of Ernst & Young LLP
*23.3	—	Consent of Anton Collins Mitchell LLP
*23.4	—	Consent of Baker Newman & Noyes LLC
*23.5	—	Consent of Deloitte & Touche LLP
**23.6	—	Consent of Paul T. Hempel, Esq., General Counsel of Inverness Medical Innovations, Inc. (included in Exhibit 5.1)
**24.1	—	Power of Attorney (contained in signature page)

*
Filed herewith

**
Previously filed